UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Lion Electric Company

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

536221104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	536221104	13G	Page 1 of 7

1	NAMES OF REPORTING PERSON(S) XPNDCroissance Fund Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,256,318 (*)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,256,318 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,256,318 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8% (*)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(*) As at December 31, 2022, based on 191,791,723 common shares of The Lion Electric Company (the “Company”) outstanding as November 10, 2022, as reported in the Company’s management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2022 included as Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission (the “Commission”) on November 10, 2022. This includes 948,757 common shares of the Company held by XPNDCroissance Fund Limited Partnership that are subject to an option agreement and an escrow agreement pursuant to which such shares may be transferred to a third party under certain conditions, some of which are not yet met and beyond the control of XPNDCroissance Fund Limited Partnership.

CUSIP No.	536221104	13G	Page 2 of 7

1	NAMES OF REPORTING PERSON(S) XPND Fund Management Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,256,318 (*)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,256,318 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,256,318 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8% (*)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(*) As at December 31, 2022, based on 191,791,723 common shares of The Lion Electric Company (the “Company”) outstanding as November 10, 2022, as reported in the Company’s management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2022 included as Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission (the “Commission”) on November 10, 2022. This includes 948,757 common shares of the Company held by XPNDCroissance Fund Limited Partnership that are subject to an option agreement and an escrow agreement pursuant to which such shares may be transferred to a third party under certain conditions, some of which are not yet met and beyond the control of XPNDCroissance Fund Limited Partnership.

CUSIP No.	536221104	13G	Page 3 of 7

1	NAMES OF REPORTING PERSON(S) Alexandre Taillefer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,256,318 (*)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,256,318 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,256,318 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8% (*)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(*) As at December 31, 2022, based on 191,791,723 common shares of The Lion Electric Company (the “Company”) outstanding as November 10, 2022, as reported in the Company’s management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2022 included as Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission (the “Commission”) on November 10, 2022. This includes 948,757 common shares of the Company held by XPNDCroissance Fund Limited Partnership that are subject to an option agreement and an escrow agreement pursuant to which such shares may be transferred to a third party under certain conditions, some of which are not yet met and beyond the control of XPNDCroissance Fund Limited Partnership.

CUSIP No.	536221104	13G	Page 4 of 7

1	NAMES OF REPORTING PERSON(S) Dominic Bécotte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,256,318 (*)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,256,318 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,256,318 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8% (*)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(*) As at December 31, 2022, based on 191,791,723 common shares of The Lion Electric Company (the “Company”) outstanding as November 10, 2022, as reported in the Company’s management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2022 included as Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission (the “Commission”) on November 10, 2022. This includes 948,757 common shares of the Company held by XPNDCroissance Fund Limited Partnership that are subject to an option agreement and an escrow agreement pursuant to which such shares may be transferred to a third party under certain conditions, some of which are not yet met and beyond the control of XPNDCroissance Fund Limited Partnership.

CUSIP No.	536221104	13G	Page 5 of 7

This Amendment No. 1 amends and supplements the Schedule 13G filed by XPNDCroissance Fund Limited Partnership, XPND Fund Management Limited Partnership, Alexandre Taillefer and Dominic Bécotte with the Commission on February 25, 2022, relating to the common shares of the Company.

Item 1 (a).	Name of Issuer:

The Lion Electric Company

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

The address of the principal executive office of The Lion Electric Company is 921 chemin de la Rivière-du-Nord, Saint-Jérôme, Québec, Canada J7Y 5G2.

Item 2 (a).	Name of Person Filing

This statement is filed by:

(i)	XPNDCroissance Fund Limited Partnership, a Québec limited partnership (“XPNDCroissance”);

(ii)	XPND Fund Management Limited Partnership, a Québec limited partnership (“XPND Fund Management”);

(iii)	Alexandre Taillefer, Managing Partner of XPND Fund Management; and

(iv)	Dominic Bécotte, Managing Partner of XPND Fund Management.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” 1

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 3500-800 Square-Victoria Street, Montreal, Quebec, H4Z 1A1.

Item 2 (c).	Citizenship:

Reference is made to the response to Item 4 on each of pages 1-4 of this Schedule 13G, which responses are incorporated herein by reference.

Item 2(d).	Title of Class of Securities:

Common shares, no par value

Item 2(e).	CUSIP Number:

536221104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)-(k): Not applicable

Item 4.	Ownership.

[1]	Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purposes, and each expressly disclaims membership in a group.

CUSIP No.	536221104	13G	Page 6 of 7

Reference is hereby made to the responses to Items 5-9 and 11 of pages 1 – 4 of this Schedule 13G, which responses are incorporated by reference herein.

The securities reported herein are held by XPNDCroissance. XPND Fund Management is the general partner of XPNDCroissance. Mr. Taillefer is a Managing Partner and Mr. Bécotte is a Managing Partner of XPND Fund Management. As such, XPND Fund Management, Mr. Taillefer and Mr. Bécotte may be deemed to beneficially own the securities held by XPNDCroissance. XPND Fund Management disclaims beneficial ownership of the common shares held by XPNDCroissance except to the extent of its pecuniary interest therein. Each of Mr. Taillefer and Mr. Bécotte disclaims beneficial ownership of the common shares held by XPNDCroissance except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

CUSIP No.	536221104	13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

XPNDCROISSANCE FUND LIMITED PARTNERSHIP

By: XPND FUND MANAGEMENT LIMITED PARTNERSHIP
Its: General Partner for itself and as general partner of XPNDCroissance Fund Limited Partnership

By:	/s/ Dominic Bécotte
Name:	Dominic Bécotte
Title:	Managing Partner